

August 5, 2011

Via Email
Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. DE C.V.
Lago Zurich 245, Plaza Carso
Edificio Telcel, Colonia Granada Ampliación, 11529, México, D.F., México

> **Re: AMÉRICA MÓVIL, S.A.B. DE C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 13, 2011**

Dear Mr. Elizondo:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 17 – Commitments and Contingencies, page F-69

1. You have noted on page F-70 that you had reached a settlement agreement with NatTel, please tell us the terms and amount of the settlement and whether it was accrued in the current period.

2. You have noted on page F-73 about COFECO levying a fine against Telcel, and that you have not accrued this amount. Please tell us your analysis as to why you believe it is not probable; please include your history with COFECO in terms of assessment of fines and the appeal process.

3. You have noted on page F-78 that you have a tax assessment against you by the Mexican Tax Administration Service, and you have not accrued any amounts. Please provide your

assessment as to why an accrual is not necessary, please include in your analysis your history with this taxing authority including previous assessments and previous appeals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via Email to</u>
    Mr. Alejandro Cantú Jiménez
    General Counsel